Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	June 30, 2009	December 31, 2008
Current assets:		
Cash and cash equivalents	108.155	168.447
Accounts receivable		
Accounts receivable - Net	55.909	56.548
Other accounts receivable	36.018	23.750
Prepaid expenses and others current assets	10.015	11.653
Total current assets	210.097	260.398
Property, machinery and equipment	834.028	806.911
Cumulative Depreciation	(131.585)	(124.396)
Property, machinery and equipment - Net	702.443	682.515
Other assets	51.108	47.821
Deferred taxes	97.276	97.276
Total assets	1,060.924	1,088.010
Current liabilities:		
Bank loans and current maturities of long-term liabilities	13.379	21.063
Sale of accounts receivable	15.783	14.976
Suppliers	25.184	33.039
Other accounts payable and accrued expenses	47.107	38.827
Total current liabilities	101.453	107.905
Long-term liabilities:		
Bank loans	60.355	64.795
Trust certificates debt	664.296	615.609
Sale of accounts receivable	93.784	101.035
Other long-term liabilities	28.172	27.483
Total long-term liabilities	846.607	808.922
Total liabilities	948.060	916.827
Stockholders´ equity		
Common stock	114.058	114.058
Retained earnings	20.503	82.117
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(10.045)	(13.312)
	106.759	165.106
Minority interest	6.105	6.077
Total stockholders´ equity	112.864	171.183
Total liabilities and stockholders´ equity	1,060.924	1,088.010

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Operations*
- millions of dollars -

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	**2008**	**2009**	**2008**
Ports	0.961	1.804	2.848	4.235
Maritime	47.687	50.132	102.137	99.085
Logistics	23.836	36.704	45.717	69.371
Corporate and others	2.146	4.025	4.009	5.987
Eliminations	(0.084)	(0.105)	(0.200)	(0.201)
Revenue from freight and services	74.546	92.560	154.511	178.477
Ports	(1.038)	(1.417)	(2.202)	(2.973)
Maritime	(26.611)	(36.776)	(62.908)	(68.786)
Logistics	(25.427)	(37.055)	(48.624)	(70.576)
Corporate and others	(2.584)	(4.049)	(4.751)	(5.913)
Eliminations	0.084	0.105	0.200	0.201
Cost of freight and services	(55.576)	(79.192)	(118.285)	(148.047)
Ports	(0.207)	(0.221)	(0.389)	(0.437)
Maritime	(6.821)	(3.875)	(13.646)	(7.500)
Logistics	(1.635)	(1.142)	(2.581)	(2.361)
Corporate and others	(0.005)	(0.012)	(0.009)	(0.014)
Depreciation of vessels and equipment	(8.668)	(5.250)	(16.625)	(10.312)
Corporate expenses	(3.787)	(3.983)	(7.324)	(8.589)
Ports	(0.284)	0.166	0.257	0.825
Maritime	14.255	9.481	25.583	22.799
Logistics	(3.226)	(1.493)	(5.488)	(3.566)
Corporate and others	(0.443)	(0.036)	(0.751)	0.060
Other (expenses) income - Net	(0.652)	1.283	(1.235)	0.384
Operating Income	5.863	5.418	11.042	11.913
Financial (expenses) income - Net	(24.266)	(10.174)	(46.830)	(24.686)
Exchange gain (loss) - Net	(47.466)	(8.498)	(25.401)	(10.388)
Net financial cost	(71.732)	(18.672)	(72.231)	(35.074)
Gain (loss) before taxes	(65.869)	(13.254)	(61.189)	(23.161)
Benefit (provision) for taxes	(0.557)	(1.460)	(0.402)	(1.460)
Net income (loss) for the period	(66.426)	(14.714)	(61.591)	(24.621)
Attributable to:				
Minority interest	(0.080)	0.192	0.022	0.564
Equity holders of GTMM, S.A.B.	(66.346)	(14.906)	(61.613)	(25.185)
Weighted average outstanding shares	55.227	56.704	55.227	56.802
Income (loss) earnings per share (dollars /	(1.20)	(0.26)	(1.12)	(0.44)
Outstanding shares at end of period (millions)	55.227	56.385	55.227	56.385
Income (loss) earnings per share (dollars /	(1.20)	(0.26)	(1.12)	(0.45)

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	**2008**	**2009**	**2008**
Cash flow from operation activities:				
Net Income (loss) before discontinuing operations	(66.426)	(14.714)	(61.591)	(24.621)
Charges (credits) to income not affecting resources:				
Depreciation & amortization	12.427	8.469	24.262	17.235
Other non-cash items	63.397	27.615	65.135	44.991
Total non-cash items	75.824	36.084	89.397	62.226
Changes in assets & liabilities	(15.681)	(27.328)	(12.923)	(27.984)
Total adjustments	60.143	8.756	76.474	34.242
Net cash (used in) provided by operating activities	(6.283)	(5.958)	14.883	9.621
Cash flow from investing activities:				
Proceeds from sales of assets	6.141	0.481	7.452	0.519
Payments for purchases of assets	(11.719)	(47.611)	(38.743)	(102.001)
Common stock decrease of subsidiaries				(0.490)
Dividends from non-consolidated subsidiaries	0.643		0.643	
Net cash used in investment activities	(4.935)	(47.130)	(30.648)	(101.972)
Cash flow provided by financing activities:				
Short-term borrowings (net)	(0.512)	(0.217)	(0.939)	2.526
Sale (repurchase) of accounts receivable (net)	(7.221)	(7.241)	(14.445)	(14.537)
Repayment of long-term debt	(24.564)	(52.119)	(33.190)	(56.863)
Proceeds from issuance of long-term debt		149.161		202.411
Acquisition of treasury shares, net		(0.746)		(0.841)
Net cash (used in) provided by financing activities	(32.297)	88.838	(48.574)	132.696
Exchange losses on cash	9.553		4.047	
Net (decrease) increase in cash	(33.962)	35.750	(60.292)	40.345
Cash at beginning of period	142.117	56.830	168.447	52.235
Cash at end of period	108.155	92.580	108.155	92.580

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.





Second-Quarter 2009
Financial and Operational Review

July 29, 2009

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

- ◆ Jose Serrano, Chairman and CEO

- ◆ Fernando Sanchez, President

- ◆ Jacinto Marina, Chief Financial Officer

- ◆ Luis Ocejo, Maritime and Ports

Central Message

◆ **TMM's long-term strength is the Maritime division**

- Resilience of assets

- Renewed existing contracts and entered into new ones for 2009 and beyond

◆ **Well positioned to withstand decline in maritime transportation market**

- First-class offshore and product tanker fleet

- Mexican Navigation Law

- Medium- and long-term dollar denominated contracts



◆ **Continue to pursue prudent growth strategy**

New Vessels and Contracts

◆ Offshore vessels

- 1 time charter began operating w/medium-term contract in June

- 3 new vessels begin 5-year contracts in August & September

◆ Product tankers

- 1 vessel will begin a 5-year contract in early August



Offshore and Product Tanker Fleet
Data Snapshot

Offshore Fleet Data Snapshot *

	Q208	Q209
Revenue Available Days	1,842	2,299
Average Vessels	23	27
Utilization	86.2%	92.1%

Product Tanker Fleet Data Snapshot

	Q208	Q209
Revenue Available Days	822	560
Average Vessels	9	7
Utilization	96.7%	84.6%

* *Offshore Fleet: 190 dry dock days in Q208 vs.55 days in Q209*

Economic Recession in Mexico*
Mexico's Economic Indexes

◆ Unemployment hit high of 6.8% in May

◆ June annualized inflation of 5.7%

◆ Total production of automobiles down 42.9% in 1H 2009

◆ Total trade decreased $92.6 billion in 1H 2009 vs. 1H 2008

◆ Federal fiscal revenues down 26.4% in May

◆ Swine flu paralyzed economic activity for 2 weeks

◆ GDP estimated to decrease approximately 6% in 2009

Despite economic recession, TMM expects to continue to grow its Maritime business in 2H 2009

Sources: Mexican Automotive Industry Association and Central Bank of Mexico

Second Quarter Results

◆ Revenue down 19.5% and 13.4% in Q2 and H1 2009, respectively

  • Logistics impacted by

    ° Depreciation of peso versus dollar

    ° Slowdown of automotive industry

    ° Lower demand for consumer goods, retail and auto parts

  • Ports revenues impacted by decreased activity at Acapulco

  • Maritime revenues up due to improvements at offshore

    ° 4 more vessels in operation and higher average daily rates

◆ Operating profit of $5.9 million and $11.0 million in Q2 and 1H 2009, respectively, fairly stable compared to same period last year

Second Quarter Results*

Costs and Operating Expenses



Corporate Expenses



*All numbers in US$ Millions

Second Quarter Results*

EBITDA


+31.6%
+20.9%
$40
$30
$20
$10
$0
$13.9
$18.3
$29.2
$35.3
Q2 2008
Q2 2009
H1 2008
H1 2009

**All numbers in US$ Millions*

Long-Term Financing in Pesos
Reduction of Interest Rates



28-Day TIIE Rate

- December 2008: 8.69
- -154 bps
- March 2009: 7.15
- -207 bps
- June 2009: 5.08

◆ Mexican Trust Certificates interest schedule for 2H 2009

- Sept. 15 - 2nd tranche at 9.98%
    ° Spread to TIIE of 195 bps

- Dec. 15 - 1st and 3rd tranches at 7.62% and 7.56%
    ° Spread to TIIE of 225 bps and of 219 bps

Volatility of Peso vs. Dollar



*Source: Central Bank of Mexico



Comparative Value of Trust Certificates Debt

Total Debt*

$191.6
$857.8
$666.2
July 2008
June 2009

Weighted Average Interest Rate

301 bps
10.47%
7.46%
July 2008
June 2009

Annualized Interests

$41.1
$94.4
$53.3
July 2008
June 2009

**Exchange Rate: 10.03 pesos/dollar at July 31, 2008 and 13.18 pesos/dollar at June 30, 2009*
**US$ Millions*

Restructuring of Corporate Debt

◆ Debt associated with account receivables from TMM
  Logistics and parcel tankers

◆ Poor performance of these businesses

◆ Diligently focused on restructuring corporate debt



Total Net Debt

	As of March 31, 2009 *	As of June 30, 2009 *
Mexican Trust Certificates	$ 610.7	$666.2
Securitization Facility	112.9	109.6
Other Corporate Debt	72.4	71.8
Total Debt	$796.0	$847.6
Cash and reserves	142.1	108.2 [1]
Total Net Debt	$653.9	$739.4

- (1) Of total cash, $88.2 million are cash reserves form MTC and reserves to purchase vessels

- Of TMM's total debt, only 3.4 %, or $29.2M is short-term debt, including net interests

*Exchange Rate: 14.39 pesos/dollar at March 31, 2009 and 13.18 pesos/dollar at June 30, 2009
*US$ Millions

Closing Remarks

- ◆ Fundamentals of business remain solid

- ◆ Restructuring of corporate debt and sale of non-strategic and non-productive assets

- ◆ Searching for opportunities to selectively grow revenue and profit

- ◆ Focused on cost control and strong operational performance

- ◆ Continue to lock vessels with medium- and long-term dollar denominated contracts

- ◆ Third and fourth quarters should trend favorably as new contracts increase revenue base







Second-Quarter 2009
Financial and Operational Review

July 29, 2009